Exhibit 8.3

Legal Opinions on PRC Taxation and Enforceability of Civil Liabilities in PRC

The following opinions are provided by Dacheng Law Offices for the only purpose of being used in the Registration Statement of Sky Solar Holdings, Ltd. in its initial public offering with Nasdaq.

1.  People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law(“EIT Law”)and its Implementation Rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation (“SAT”) issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Based upon a review of surrounding facts and circumstances, none of Sky Solar Holdings, Ltd. and its subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes. Sky Solar Holdings, Ltd. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Sky Solar Holdings, Ltd. meets all of the conditions above. Sky Solar Holdings, Ltd. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, Sky Solar Holdings, Ltd.’s other subsidiaries outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that Sky Solar Holdings, Ltd. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether Sky Solar Holdings, Ltd.’s non-PRC individual shareholders (including ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event Sky Solar Holdings, Ltd. is determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Sky Solar Holdings, Ltd. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Sky Solar Holdings, Ltd. is treated as a PRC resident enterprise.

Provided that Sky Solar Holdings, Ltd. is not deemed to be a PRC resident enterprise, holders of Sky Solar Holdings, Ltd.’s ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or Indirect Transfer, and such overseas holding company is located in certain low tax jurisdictions, the non-resident enterprise, being the transferor, must report this Indirect Transfer to the relevant tax authority of the PRC resident enterprise. The PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%.

Although it appears that SAT Circular 698 was not intended to apply to share transfers of publicly traded companies, there is uncertainty as to the application of SAT Circular 698 to Sky Solar Holdings, Ltd. and its non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 .

2.  Enforceability of Civil Liabilities in PRC

There is uncertainty as to whether the courts of China would: (1) recognize or enforce judgments of the United States courts obtained against Sky Solar Holdings, Ltd. or its directors and senior management located in China, predicated upon the civil liability provisions of the federal securities laws of the United States; or (2) entertain original actions brought in the courts of China against Sky Solar Holdings, Ltd. or its directors and senior management located in China, predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state or territory within the United States.

Furthermore, the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. A foreign judgment, which does not otherwise violate basic legal principles, state sovereignty, safety or social public interest, may be recognized and enforced by a PRC court under the PRC Civil Procedure Law, based either on treaties contracted by China and the country where the judgment is made or on principles of reciprocity between jurisdictions. As there currently exists no treaty or other form of reciprocity between China and the United States or the Cayman Islands provided for the reciprocal recognition and enforcement of foreign judgments, including those predicated upon the liability provisions of the U.S. federal securities laws, it would be uncertain whether and on what basis a PRC court would enforce judgments rendered by U.S. Courts or courts in the Cayman Islands.

Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding Sky Solar Holdings, Ltd.’s ADSs or ordinary shares.

/s/ Dacheng Law Offices

Dacheng Law Offices

September 18, 2014